FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 01, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit  Description

No. 1    RNS Announcement, re: Restructuring website launch dated 1 October 2004


1st October 2004.



British Energy plc



British Energy announces the launch of its Restructuring Website and Shareholder Helpline.



British Energy has launched a new website and shareholder helpline that will provide its shareholders with the latest information on the company's restructuring process and the Requisitioned EGM for 22 October.



The site contains the latest announcements put out by the company, a question and answer section as well as the opportunity for shareholders to register for updates. The site also contains details of a shareholder helpline that will be manned from 9am-5pm, Monday to Friday.



The Helpline cannot provide advice on the merits or otherwise of the matters described in the circular requisitioning the EGM nor give financial advice.


Details:

Restructuring site:                                  www.britishenergyuk.info

Shareholder helpline:

UK callers:                                          0800 035 0844
International callers:                               +44 1295 225 285


For further information please contact:

Charles Watenphul                                    020 7831 3113




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 01, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations